

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423
Naples, Florida 34109

> **Re:** **FTE Networks, Inc.**
> **Registration statement on Form 10**
> **Filed March 17, 2015**
> **File No. 000-31355**

Dear Mr. Palleschi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. You are required to file your reports even if we continue to review and comment upon your registration statement.

2. We note FTE Network was subject to an order on September 12, 2014 revoking the registration of its securities pursuant to Section 12(j) of the Securities Exchange Act of 1934for failure to file periodic reports. Please revise your disclosure to discuss the

revocation of the registration of your securities under Section 12, including the release number, the date of revocation and the reason the registration of your securities was revoked.

3. We note that you refer to the company on your company website as being a publicly traded company. It appears you should revise these references as it does not appear that your company's securities are currently trading.

Item 1. Business Overview

4. Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company. Additionally, please acknowledge the challenges the company has faced previously in meeting its reporting obligations.

Changes Resulting from the Merger, page 5

5. The organization chart provided on page 5 does not appear to show the organization of the company following the Beacon Merger and March 2014 changes (including name changes). Please revise. Please also provide an organization chart showing the current structure of the company if different. If the company's current organization is not different, please provide disclosure stating this.

Customer Relationships, page 9

6. You disclose that Customer A represented 73% of your revenues for fiscal year ended September 30, 2014, and 32% of your accounts receivable for the three months ended December 31, 2014. You also disclose that Customer C represented 45% of your accounts receivable for the fiscal year ended September 30, 2014 and 89% of your revenues for the three months ended December 31, 2014. Please identify Customers A and C. Also discuss the significance of and changes in revenues and accounts receivables from your material customers in your Management's Discussion and Analysis, including why Customer C represented such a significant amount of revenues for the three months ended December 31, 2014 when Customer A represented a significant amount of revenues in the fiscal year ended September 30, 2014.

Risk Factors

Our common stock will be subject to the Penny Stock Rules…, page 20

7. Please revise your risk factor to accurately reflect the current status of your securities on the public market. For example please remove references to what your market price "is, and will likely remain for the foreseeable future."

Management's Discussion and Analysis, page 21

Discussion of Operating Results, for the three months ended December 31, 2014 and 2013, page 25

8. We note from the second paragraphs of pages F-12 and F-37 that your allowance to doubtful accounts receivables remained unchanged during the three months ended December 31, 2014. We also note that your accounts receivable balance has increased substantially over that period of time and that your Days' Sales Outstanding ratio for accounts receivable has similarly deteriorated and substantially exceeds your 30 days payment terms. Please address these adverse trends and the adequacy of your allowance for doubtful accounts in your discussion of your results of operations.

Liquidity and Capital Resources, page 27

9. We note from the sixth paragraph of page F-39 that the company has suspended payments on all of its notes payable and that certain of its noteholders have agreed to forbear. Please expand your discussions of liquidity and capital resources to address the known uncertainties regarding your suspension of debt service. Explain the terms and the limits of your lender forbearance. Discuss any known uncertainties about your obligations to those lenders who have not yet agreed to forbear.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

10. Please remove the pro forma columns from your beneficial ownership table. Instead, please explain in an appropriate subsection of the registration statement that you were required under the Beacon merger agreement to seek approval for an increase in authorized shares of common stock and authorization of a reverse stock split within 30 days of the effective date of the merger. Disclose why you have not met this requirement, when you expect to seek such approval and the consequences of such approval.

11. Since your common stock and Series D preferred stock have different voting rights, please add a column to the table showing total voting control by each person listed in the table.

Item 5. Directors and Executive Officers, page 30

12. Please revise the biographies of your officers and directors to disclose at the outset of each biography the person's tenure as officer and/or director of the registrant;

13. Clearly disclose each person's principal occupation or position of employment in the past five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on.

14. Please clarify your references in Mr. Palleschi's biography to his growing Focus Fiber Solutions "to $100MM run rate and sold in 2013 for an enterprise value of 25MM." We note that Focus Fiber Solutions continues to be a subsidiary of the company, and it is not clear how you arrived at a $100MM run rate.

15. Please revise Mr. Klumpp's biography to clarify the disclosure, "a startup of $230M ending at $3.4B," in reference to the bank conversions.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 34

16. Please revise your disclosure to identify the major shareholder who controls TBK327 Partners, LLC.

17. Please revise your disclosure regarding indebtedness to related parties by providing all the disclosure required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, and the amount of principal and interest paid during the period.

Item 8. Legal Proceedings

18. Please revise your disclosure to include all information required by Item 103 of Regulation S-K. For example, please include the date proceedings were instituted and information regarding the factual basis underlying the proceedings.

19. In the summary of several legal proceedings, you disclose that the proceedings involve "claims…which Focus Fiber contends were assumed under a June 19, 2013 Asset Purchase Agreement, and are the obligations of other parties and/or other individuals or entities." Please identify the asset purchase agreement, the parties to the asset purchase agreement and the material terms of the agreement. Also clarify your statement that, "[t]he liability claims are being pursued against other parties and/or other individuals or entities for ultimate liability," by explaining who is pursuing the claims and who the other parties and individuals or entities are.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 37

20. Please substantially revise your disclosure in this section. You state that on August 30, 2014 the U.S. Securities and Exchange Commission suspended trading on your securities and your shares are now only quoted on the grey sheets. According to Commission Order Release 34-72871, the trading suspension occurred on August 20, 2014. Subsequently, FTE Networks registration of its securities was revoked under Section 12(j) of the

Exchange Act of 1934 on September 12, 2014 by Order Release 34-73085. Please revise you disclosure to accurately describe the current status of your securities.

Item 10. Recent Sales of Unregistered Securities, page 37

21. Please include all information required by Item 701 of Regulation S-K. For example, disclose the date of each issuance of securities, name the persons who received the securities, and disclose the nature of the services or aggregate compensation received. Also disclose the number of persons who received the Series D and E preferred stock in the Beacon merger and the number of shares received by each person. Identify your equity funding partner and explain what you mean that "[t]he Company has subscribed 414,800 shares of Series D preferred stock" pursuant to an agreement with an equity funding partner.

Financial Statements

Description of Business and History

Discontinued Operations, page F-10

22. Please refer to the first paragraph of page F-10 and the third paragraph of page F-28. Tell us how the purchaser of MDT Labor LLC came to acquire 214,949 shares of Beacon-FTE Network Series D preferred shares, within two days of the filing with the Nevada Secretary of State of the Certificate of Designation of Series D Preferred Stock of Beacon Enterprise Solutions Group, Inc. Tell us and disclose how you determined the value of those preferred shares in the absence of an active trading market.

2. Summary of Significant Policies

Revenue and Cost of Goods Sold Recognition, page F-11

23. Please tell us the circumstances in which revenues are recognized even though the revenue recognition criteria are not met.

24. We note from the penultimate paragraph of page F-11 that you defer project costs incurred in certain situations before you have obtained persuasive evidence that an arrangement exists between you and your customers. Tell us the amount of such deferred costs at each balance sheet date. Tell us also how you determine in such circumstances that such deferred costs are probably recoverable in the absence of persuasive evidence that an arrangement exists.

Earnings (Loss) per Share, page F-14

25. Tell us how 5G Investments, LLC's right to purchase *additional* Series D Preferred, as disclosed in the third paragraph of page 5, enters your EPS calculations.

Fair Value of Financial Instruments, page F-15

26. We note that certain parties hold detached rights to acquire your Series D Preferred shares.   We also note the interest rates on your notes payable vary widely and that your notes payable come due throughout your September 30, 2015 fiscal year and into your September 30, 2016 fiscal year. Tell us how you determined that "none of (your) assets and liabilities were subject to fair value measurements" and how the carrying values of your various financial instruments approximates their "respective fair value due to the short maturity of these items".

10. Stockholders' Equity

Series D Convertible Preferred Stock, page F-27

27. Please clarify your disclosure and address whether or not your Series D Preferred shares are mandatorily convertible or convertible upon the option of the holder.

28. It appears as though various disclosures regarding the convertibility of your Series D Preferred shares are inconsistent with each other and with the Certificate of Designation of Series D Preferred Stock of Beacon Enterprise Solutions Group, Inc. incorporated by reference to Exhibit 3.3 to your Form 8-K filed on June 25, 2013. For example:
   • Both footnotes [1] on page F-15and F-38 indicate that these preferred shares are not convertible "until the Company has effected a sufficient increase in the authorized common shares", and
   • Section 3 of the Certificate of Designation of Series D Preferred Stock appears to require the Company to "take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock".
   Please clarify and tell us whether the Company is in compliance with the terms of Section 3 of the Certificate of Designation of Series D Preferred Stock.

29. Similarly please clarify the terms of the conversion ratio of Series D Preferred Stock into common stock. Section 2(a) of the Certificate of Designation of Series D Preferred Stock appears to require that "(e)ach share of Series D Preferred Stock shall automatically be converted into twenty (20) shares of Common Stock" upon any reverse stock split and that such a ratio would be maintain no matter what the actual ratio of the reverse split. Other sections of your document indicate that Series D Preferred shares will convert into 400 common shares. Please clarify. Explain for us also how Section 2(a) of the

Certificate of Designation of Series D Preferred Stock interacts with the anti-dilution provisions of Section 9(a) of the Certificate of Designation of Series D Preferred Stock.

30. We note from the third paragraph of page 5 that 5G Investments, LLC obtained the right to purchase *additional* Focus Venture Partners Preferred B Shared (now Beacon – FTE Networks Series D Preferred Shares). Tell us and disclose the terms of your Series D Preferred share purchase rights. Similarly, tell us and disclose how you accounted for and how you determined the value of these rights as of the June 19, 2013 transaction and subsequently.

2013 Transactions, page F-28

31. Explain for us why the third paragraph of page F-28 states that on December 4, 2012 the Company issued 255,474 shares of Series D Preferred Stock in connection with the acquisition of MDT Labor when the Certificate of Designation of Series D Preferred Stock certifies that no Series D Preferred Stock had been issued as of June 17, 2013 (the date the Board of Directors' consents were file with the Nevada Secretary of State).

32. Further, refer to the line item, "Common shares of Focus Venture Partners, Inc.," on page F-7. Please reconcile this line item to the disclosure on page F-28. The line item on page F-7 states that common shares of Focus Venture Partners, Inc., valued at $999,200, were given as consideration for the acquisition of MDT Labor, LLC. The disclosure in the third paragraph of page F-28 however indicates the Company issued 255,474 shares of Series D preferred valued at $999,200 as consideration for the acquisition of MDT Labor, LLC, on December 4, 2012.

33. Tell us and disclose how you determined the value of Focus Venture Partners' equity shares given as consideration in the absence of an active trading market for those shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Michael Palleschi
FTE Networks, Inc.
April 13, 2015
Page 8

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant at 202-3352 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Clayton Parker, Esq.
        K&L Gates LLP